July 29, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Mail Stop 3561

Attention: Linda Cvrkel (Branch Chief)

Effie Simpson

Claire Erlanger

Re:	Tim Hortons Inc.

Form 10-K for the Fiscal Year ended January 2, 2011

File No. 001-32843

Dear Ms. Cvrkel:

On behalf of Tim Hortons Inc. (the “Company”), in this letter, we respond to the comment of the staff of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated June 27, 2011 (the “Comment Letter”) related to the Annual Report on Form 10-K of the Company for the fiscal year ended January 2, 2011 (the “Annual Report”). We have set forth below the text of the comment contained in the Comment Letter in italics, followed by the Company’s response.

Note 20. Variable Interest Entities

- Maidstone Bakeries, page 162

We note your disclosure that prior to the disposition of your 50% interest in Maidstone Bakeries in October 2010, you were considered to have power over Maidstone Bakeries since you determined which par-baked products were to be manufactured by Maidstone Bakeries, exclusively for Tim Hortons restaurants, and at pricing determined by both joint venture parties. For these reasons you concluded you were the primary beneficiary of Maidstone Bakeries prior to its disposition and you have consolidated the VIE. We also note that Maidstone Bakeries was consolidated effective January 4, 2010 as a result of Accounting Standards Update (“ASU”) No. 2009-17, and prior to the consolidation, which has been retroactively applied to comparative periods, your 50% interest in Maidstone Bakeries was accounted for as an equity method investment. Please clearly explain to us why you believe it is appropriate to consolidate Maidstone Bakeries during fiscal 2010 [sic]. As part of your response, please explain to us why Maidstone Bakeries is considered a “variable interest entity” under the current guidance in ASC 810. Also, please explain to us why Maidstone

Bakeries was not considered a variable interest entity prior to the adoption of ASU No. 2009-17 and was appropriately accounted for as an equity method investment as of December 31, 2009. In this regard, we note that page 121 in Note 1 discloses certain changes made to guidance in ASC 810 as a result of ASU No. 2009-17, but we do not believe that your disclosure is specific enough to understand the reasons for the change in your accounting treatment of Maidstone Bakeries during 2010. Please advise. We may have further comments upon review of your response.

Company Response

By way of background to the information set forth in this letter, as noted on page 161 of our Annual Report, Maidstone Bakeries (“Maidstone”) produces and supplies the Company’s restaurant system with par-baked donuts, Timbits, some bread products and pastries (“THI baked goods”). Maidstone was created by the Company and its joint venture partner to manufacture THI baked goods primarily for the Tim Hortons restaurant chain. Substantially all of Maidstone’s manufacturing activities either involve, or are conducted on behalf of, the Company to supply the Tim Hortons restaurant chain. In accordance with the supply agreement, the Company had the authority to determine which par-baked donuts and Timbits would be manufactured by Maidstone, exclusively for Tim Hortons restaurants, with pricing determined in accordance with the joint venture agreement. All of the par-baked donuts, Timbits and a significant portion of pastries and other bread products manufactured by Maidstone have historically been distributed to Tim Hortons restaurants. The products manufactured by Maidstone replaced the donuts and Timbits which had been, previously, generally baked from scratch at each restaurant.

SFAS 167 (now codified within ASC 810) Analysis

This section of the letter sets forth our consolidation analysis for the 2010 fiscal year. Beginning with fiscal year 2010, the Company was required to apply Statement of Financial Accounting Standards No. 167 (Amendments to FASB Interpretation No. 46(R)) (“SFAS 167”), now codified within ASC 810 – Consolidations (“ASC 810”), when determining whether a variable interest entity (“VIE”) should be consolidated.

Although there are other criteria that could cause Maidstone to meet the definition of a VIE, the Company concluded that the holders of the equity investment at risk lacked decision-making rights in accordance with ASC 810-10-15-14(b)(1) and, therefore, Maidstone was a VIE. The Maidstone joint venture was governed by a Board of Directors, with three representatives from the Company and three representatives from the other joint venture party. Each joint venture party held 50% of the common equity of Maidstone. Except for transfer restrictions contained in the joint venture agreement, there were no restrictions or other arrangements in place that prevented the shareholders of Maidstone from exercising their rights as common shareholders. However, as described in more detail below, separate and apart from its equity rights, the Company had significant decision-making abilities through its service and supply arrangements, in that the Company determined the THI baked goods to be produced, had power over key raw material procurement, and directed the distribution of the THI baked goods. Furthermore, these service, supply and license agreements could not be terminated by Maidstone or by the other joint venture party prior to the expiration thereof in accordance with their respective terms.

These decisions were critical to Maidstone, and survived any disposition of the Company’s equity interest in Maidstone. Therefore, we determined that because the Company held these decision-making abilities, the equity holders lacked all of the decision-making rights commonly exercised by common shareholders. Based on this ASC 810 analysis, prior to its disposal in October 2010, Maidstone was considered to be a VIE of the Company.

As described on page 95 of our Annual Report, and in accordance with the provisions outlined in ASC 810-10-25-38A to 38G, the enterprise that is the primary beneficiary of a VIE is the enterprise that has the power to direct the activities that most significantly impact the economic performance of the VIE, and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. This differs from the criteria used in the primary beneficiary analysis of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (“FIN 46(R)”) (as described further below), namely, whether one or more of the joint venture parties absorbed the majority of the joint venture’s expected losses, received a majority of residual returns or both.

As described on pages 95-96 and 121 of the Annual Report, the analysis under ASC 810 includes consideration of both the “power” criterion and the “losses/benefits” criterion. As described below, the Company concluded that Maidstone was a consolidated VIE of the Company because, although both joint venture parties had exposure to losses and benefits that are significant to Maidstone due to their 50% equity ownership and other variable interests (thereby meeting the “losses/benefits” criterion), the Company also met the “power” criterion.

The “power” criterion requires an assessment of whether the Company had the power to direct the activities of Maidstone that are most significant to its economic performance, and was the most significant factor in the Company’s ASC 810 analysis. The Company considered Maidstone’s purpose and design, including the risks that Maidstone was designed to create and pass through to the variable interest holders. After considering these factors, the Company concluded that it had power to direct the key activities and decisions that most significantly impact the economic performance of Maidstone. The key considerations of this analysis included:

•

The success of the construction and start-up phase of the Maidstone plant had a significant impact on the economic performance of Maidstone during the construction and start-up phase. This included managing the costs incurred to build the plant, and designing the plant and processes to commence production to meet the high volume demand for THI baked goods. It was concluded that the other joint venture party had the power to direct the construction phase and start-up of operations of Maidstone due to its close involvement in those processes, and its expertise and knowledge in building and starting up such facilities previously. Once the facility was constructed and the start-up phase completed, this factor was no longer relevant.

•

Maidstone’s sales activities had a significant ongoing impact on its economic performance. The Company’s recipes for donuts and Timbits were licensed to Maidstone at its inception for the duration of the supply arrangement between the Company and Maidstone. Maidstone was restricted from selling donuts and Timbits to third parties in North America. In addition, the other joint venture party provided its recipes for par-baked bread. However, all products distributed and sold to the Tim Hortons chain were marketed under the Tim Hortons brand, and the Company was primarily responsible for developing and testing new products. The Company, through its franchise agreements with its restaurant owners, requires owners to carry THI baked goods and establishes the approved supplier list for purchases of par-baked products (Maidstone was and is the only approved supplier in respect of par-baked donuts and Timbits). Par-baked donuts and Timbits are sold at a price determined based on a pricing formula set out in the joint venture agreement. Accordingly, it was concluded that the Company had the power to make decisions related to sales activities of Maidstone that most significantly impacted the performance of Maidstone.

•

Raw materials procurement had a significant impact on the costs to produce product, and hence the economic performance of Maidstone. It was concluded that the Company had more power over the procurement of certain key commodities because the Company managed the procurement of key commodities for Maidstone. The Company did not receive any additional fees for these procurement services.

•

Production processes and management had a significant impact on the economic performance of Maidstone, and it was concluded that both joint venture parties shared decision-making powers over the management and operations of the production facility, because senior management of Maidstone was appointed and annual budgets were approved by Maidstone’s Board of Directors, of which each of the joint venture parties held three seats.

•

Distribution of the products to restaurants had a significant impact on the economic performance of Maidstone due to the distribution costs associated therewith. Prior to the establishment of the Maidstone joint venture, the Company used its own distribution system (or the services of third party distributors) to deliver products, materials and supplies to the Tim Hortons restaurants. These arrangements continued after Maidstone commenced operations and, as provided in the joint venture agreement, the THI baked goods were distributed by the same parties, as determined by the Company, that distributed the Company’s other frozen goods, subject to capacity and market pricing conditions. It was concluded that the Company had the ability to manage and direct the distribution of the relevant products to the ultimate customers and, therefore, had a high level of influence over this activity.

The Company also considered the “losses/benefits” criterion under ASC 810, by assessing whether the Company had the obligation to absorb losses of Maidstone that could be potentially significant to Maidstone or the right to receive benefits from Maidstone that could be potentially significant to Maidstone. Maidstone was financed primarily with equity contributions by each of the Company and the other joint venture party. The Company held 50% of the equity of Maidstone with rights to benefits and exposure to losses that were not restricted or capped. In addition to these equity interests, the Company held other variable interests primarily through service, supply and licensing arrangements with Maidstone. We believed that the losses that would be absorbed or benefits received through these variable interests had the potential to be significant to Maidstone. Accordingly, we determined that the Company met the “losses/benefits” criterion.

Based on the analysis above, we concluded that the Company was the primary beneficiary of Maidstone because it had the power to direct the activities of Maidstone most significant to its economic performance and was exposed to the expected losses and residual returns of Maidstone that could be potentially significant to Maidstone. Accordingly, the Company was required to consolidate Maidstone under ASC 810 prior to the Company’s disposal of Maidstone in 2010.

FIN 46(R) Analysis

Prior to the 2010 fiscal year, the Company was required to apply FIN 46(R) when determining whether a VIE should be consolidated. This section of the letter sets forth our consolidation analysis for the 2009 fiscal year. Under this analysis, the Company concluded that Maidstone was not a consolidated VIE. Although the characteristics of a VIE did not change between ASC 810 and FIN 46(R), under FIN 46(R), the primary beneficiary determination for consolidation of a VIE was based upon which (if any) variable interest holder absorbed a majority of the VIE’s expected losses, received a majority of VIE’s expected returns, or both. As a first step of this analysis, FIN 46(R) requires consideration of whether the variable interest holders are de facto agents, which involves analyzing whether the joint venture parties could transfer their equity interests in the VIE and whether there is a sufficient number of qualified buyers to provide an unrestricted market for those interests. It also involves determining whether the variable interest holders could encumber their interests in the VIE. During the 2009 fiscal year, the joint venture parties could transfer or dispose of their equity interest in Maidstone with the consent of the other joint venture party (which consent could not be unreasonably withheld). In management’s view, at that time, based on the relationship of the parties and the terms of the agreements among the parties, there would have been a sufficient number of qualified buyers available to purchase the Company’s interest in Maidstone and the consent right would not have prevented the Company from disposing of its interest. Accordingly, these joint venture provisions do not result in a de facto agency relationship between the Company and the other joint venture party that would have impacted our consolidation analysis under FIN 46(R) in the 2009 fiscal year.

        We conducted a qualitative analysis to determine if the Company was the primary beneficiary of Maidstone. Under the

FIN 46(R) analysis, considerable weight was accorded to the fact that each joint venture party held 50% of the common equity of Maidstone, providing both parties with significant, but equal, exposure to the expected losses and residual benefits of Maidstone related to its equity interests.

Other variable interests impacting the analysis include the service agreement, license agreement and supply agreement entered into between the Company and Maidstone, and the license agreements entered into between the other joint venture party and Maidstone. This limited variability arises from its variable interests in the services agreement, license agreement and supply agreement, as the cash flows under these arrangements were either fixed with minimal credit risk or variable (and certain of these cash flows were capped) with highly predictable cash flows based on the Company’s historical sales. Further, the Company expected the other variable interests of the other joint venture party to have a more significant range of variability as those cash flows were less predictable, related to newer products, and involved minor performance conditions. On this basis, the Company was not the primary beneficiary of Maidstone under FIN 46(R) as the Company was not exposed to the majority of the expected losses or the majority of the residual benefits related to Maidstone.

Disclosure

Note 1 to the financial statements (see “Variable interest entities” on page 21 of the Annual Report) cross-referenced to Note 20 (on page 162 of the Annual Report). Note 20 disclosed the Company’s rationale for consolidating Maidstone prior to its disposal in the fourth quarter of 2010, which included an analysis of the primary beneficiary criteria of ASC 810, which had changed from FIN 46(R)’s previous guidance. We disclosed the impact of the “power” criterion as this was the most significant factor in our analysis under ASC 810, which resulted in Maidstone’s consolidation under the primary beneficiary analysis of ASC 810 and, therefore, we believe this provided sufficient information to address the change in the accounting treatment.

We also note that, in order to provide our investors with meaningful comparative financial information with respect to our operations, management determined to retroactively apply SFAS 167 (ASC 810), eliminating the impact of a significant increase in year-over-year revenues, operating income growth, and earnings due solely to the impact of the consolidation of Maidstone. The retroactive adoption was clearly disclosed on page 121 of the Annual Report.

In conclusion, we believe that our assessment of accounting for Maidstone as an equity method investment, in accordance with FIN 46(R) prior to the adoption of SFAS 167 (ASC 810), and as a consolidated entity following the adoption of SFAS 167 (ASC 810), were correct and that our public disclosure provided sufficient information for our investors to be fully informed regarding the impact of the required consolidation.

* * * * * * * *

In responding to the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (905) 339-5590 or Jill Aebker, the Company’s Deputy General Counsel and Corporate Secretary, at (905) 339-6102.

Sincerely,

/s/ Cynthia Devine

Cynthia Devine
Chief Financial Officer

cc: Jill Aebker, Deputy General Counsel and Corporate Secretary, Tim Hortons Inc.